ROGER L. FIDLER

Attorney at Law

145 Highview Terrace

Hawthorne, N.J. 07506

(973) 949-4193

(973) 949-4196 (Fax)

rfidler0099@aol.com

October 6, 2011

Larry Spirgel

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Technis, Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed September 29, 2011

File No.: 333-171548

Dear Mr. Spirgel:

We received your letter of October 5, 2011, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to Amendment No. 2 to the Registration Statement referenced above, and we hereby submit the following response to the numbered comment.

Use of Proceeds, page 12

1.

We note your response to comments six and eight from our letter dated September 9, 2011.  We also note that, on page 12, you state that $30,990 is the minimum you need to raise to execute on your business plan.  However, on page 20, you disclose that you expect your chief executive officer, Mr. Kaye, to supply the “difference between the net proceeds at the completion rate of 50% of the public offering, and the minimum sales and marketing expenses set forth above, yielding a total amount to execute the business plan of $80,010.”  Please revise your disclosure to clarify the minimum amount you need to raise to execute on your business.  In addition, please revise your disclosure on page 12 to clarify whether your current disclosure that $30,990 is the minimum you need to raise is this offering is based on the assumption that your CEO will “supply” the balance you need to execute on your business plan.  Please provide additional disclosure regarding Mr. Kaye’s pledge to provide the balance of the funding necessary to execute on your business plan, including whether he will supply funding to the business if your raise less or more than $30,000, and if so, in what amount.  In addition, please discuss your expectation on the form of this funding (e.g. debt or equity).

We have made revisions to the Use of Proceeds and the paragraph that precedes it on page 12.  On pages 12 and 22 we have clarified Mr. Kaye’s intent to loan all funds that are needed to fund the business plan of the Company.

This letter responds to all comments contained in your letter of October 5, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 973-949-4193, or my cell at 201-220-8734.

Very truly yours,

/s/ Roger L. Fidler

Special Securities Counsel to

Technis, Inc.